Bilander Acquisition Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Bilander Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed February 23, 2021
File No. 333-253419

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bilander Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on July 15, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Scott W. Wagner
Scott W. Wagner
Chief Executive Officer

cc:	Davis Polk & Wardwell LLP
Sidley Austin LLP